Room 4561
      March 23, 2006


Eugene Sharer
Interim Chief Financial Officer
Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, Maryland 20850

Re: 	Airbee Wireless, Inc.
      Form 10-Q for the quarter ended September 30, 2005
      Filed November 14, 2005
      Form 8-K
      Filed January 5, 2006
      File No. 000-50918

Dear Mr. Sharer:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review only to the accounting and financial matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q filed on November 14, 2005

Note 8 - Stockholder`s Equity
1. We note that in April, 2005 Cornell Capital Partners received 592,000 shares of common stock and warrants to purchase another 200,000 shares of common stock exercisable at $1.27 per share as a one-time commitment under the Standby Equity Distribution Agreement
for issuance costs valued at $740,000.   We further note from the
Registration Rights Agreements dated April 20, 2005 that you are
required to pay liquidated damages.   Tell us how you considered
whether the warrants are a derivative instrument and provide us with your analysis. Refer to Section II B 1 of the Current Accounting and
Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin /acctdis 120105.pdf , for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF
00-19.


Note 12 - Commitments and Contingencies
2. We note that you advanced $535,000 in cash to Indentity. Describe any other financial support you provided to Identity under the merger agreement including any guarantees. Indicate the relevant terms of the merger agreement that provided for this support and indicate how the rescission affected this support. If the agreement provided for guarantees, tell us how you have accounted for these guarantees. Your response should address how you considered the guidance in FIN
45.


Liquidity and Capital Resources
3. Tell us how you comply with EITF Topic D-98 and ASR 268 for classifying the equity securities sold to Cornell Capital Partners,
LP. In this regard, since a condition for selling shares of the company stock under the Distribution agreement is the company obtaining an effective registration statement for the shares of the
Company`s stock, explain why these shares are not classified as temporary equity.
4. You disclose that your trade payables and accrued expenses at September 30, 2005 of $1,401,706 are outstanding. Provide us a summary of the vendors and the amounts due to them including the number of days outstanding. Indicate whether any of these vendors have claims or liens on your assets. Tell us and disclose in future filings the terms for extended payment that are agreed to with the vendors. Clearly indicate the impact of defaulting on any of these vendors in terms of your liquidity and your operations (e.g., will you lose a key supplier or provider).


Exhibit 31.1 and 31.2-302 Certifications
5. In future filings remove the title of the officers from the first sentence, and remove your reference to "annual" or "quarterly" in item No. 1 of the 302 certifications.


Form 8-K filed on January 5, 2006

6. We note that on December 29, 2005, you entered into entered into a
Securities Purchase Agreement and executed a secured convertible debenture ("debenture") for $500,000 to Montgomery Equity Partners,
Ltd.  We further note from the Registration Rights Agreements dated
December 29, 2005 that you are required to pay liquidated damages. Since the debenture is convertible at a variable conversion rate, the debenture will not be considered a conventional convertible debt instrument. See paragraph 4 of EITF 00-19. Refer to Section II B 2 of the Current Accounting and Development Issues in the Division of
Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf , for guidance regarding whether the conversion right in the convertible debentures represents an embedded derivative. Provide us with you analysis following this guidance including whether the instrument is subject to SFAS 150 paragraph 12. Be advised that since the debentures contain a variable conversion rate it appears that you will not satisfy the condition to have sufficient authorized shares. See paragraph 19 of EITF 00-19. Further, you must also re-assess all convertible instruments under this paragraph since this debenture will result in you not having sufficient authorized shares for those instruments as well. The result will be that all the convertible instruments with embedded derivatives and outstanding warrants will be within the scope of SFAS 133 and subject to fair value accounting as a liability.

7. We note that on December 29, 2005, you issued 2.0 million warrants in connection with the Securities Purchase Agreement to Montgomery Equity Partners, Ltd. Tell us how you considered whether these warrants are a derivative instrument and provide us with your analysis. Tell us how you considered whether the warrants are a derivative instrument and provide us with your analysis. Refer to
Section II B 1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin /acctdis 120105.pdf , for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF 00-19.


*	*	*	*	*


      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or myself at (202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief


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Eugene Sharer
Airbee Wireless, Inc.
March 23, 2006
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